SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 13
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EASTERN AMERICAN NATURAL GAS TRUST
(Name of Subject Company (Issuer))
ENSOURCE ENERGY INCOME FUND LP
ENSOURCE ENERGY LLC
LEHMAN BROTHERS INC.
THE OSPRAIE FUND L.P.
OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS LLC
(Names of Filing Person (Offeror))
Units of Beneficial Interest
(Title of Class of Securities)
912833KA7
(CUSIP Number of Class of Securities)
Scott W. Smith
President
Ensource Energy LLC
general partner of Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
Telephone: (713) 659-1794
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$169,743,000	$18,162.50

*Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, and solely for the purposes of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 5,900,000 depositary units of Eastern American Natural Gas Trust (the sum of (x) 5,880,100 depositary units outstanding and (y) 19,900 trust units that can theoretically be reconstituted as depositary units under the Eastern American Natural Gas Trust depositary arrangement, each as of September 30, 2005 (as reported in Eastern American Natural Gas Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) and (ii) the average of the high and low prices of Eastern American Natural Gas Trust reported in the NYSE consolidated reporting system on November 21, 2005 ($28.77).
**$107.00 per million dollars of transaction value. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Ensource Energy Income Fund LP as described below.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,445.42	Filing Party: Ensource Energy Income Fund LP
Form or Registration No.: Form S-4 (File No:333-126068)	Date Filed: September 15, 2005***
*** Of the total amount previously paid, $22,424.53 was paid in connection with the filing of the Registration Statement on Form S-4 (File No. 333-126068) (the “Registration Statement”) filed June 23, 2005, and $21.29 was paid in connection with the filing of Amendment No. 1 to the Registration Statement filed on September 15, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rules 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

NOTE: THIS AMENDMENT NO. 13 TO SCHEDULE TO AMENDS AND RESTATES IN ITS ENTIRETY THE ORIGINAL SCHEDULE TO FILED ON NOVEMBER 28, 2005, THE AMENDMENT NO. 1 TO SCHEDULE TO FILED ON DECEMBER 14, 2005, THE AMENDMENT NO. 2 TO SCHEDULE TO FILED ON DECEMBER 27, 2005, THE AMENDMENT NO. 3 TO SCHEDULE TO FILED ON JANUARY 4, 2006, THE AMENDMENT NO. 4 FILED ON JANUARY 10, 2006, THE AMENDMENT NO. 5 TO SCHEDULE TO FILED ON JANUARY 13, 2006, THE AMENDMENT NO. 6 TO SCHEDULE TO FILED ON JANUARY 31, 2006, THE AMENDMENT NO. 7 TO SCHEDULE TO FILED ON FEBRUARY 13, 2006, THE AMENDMENT NO. 8 TO SCHEDULE TO FILED ON MARCH 2, 2006, THE AMENDMENT NO. 9 TO SCHEDULE TO FILED ON APRIL 3, 2006, THE AMENDMENT NO. 10 TO SCHEDULE TO FILED ON MAY 30, 2006, THE AMENDMENT NO. 11 TO SCHEDULE TO FILED ON JUNE 1, 2006 AND THE AMENDMENT NO. 12 TO SCHEDULE TO FILED ON AUGUST 3, 2006. THE ONLY CHANGE BETWEEN THIS AMENDMENT NO. 13 AND AMENDMENT NO. 12 TO SCHEDULE TO IS TO REPORT THE RESULTS OF THE TENDER OFFER.
THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY ENSOURCE ENERGY INCOME FUND LP, A DELAWARE LIMITED PARTNERSHIP (THE “PARTNERSHIP”), TO (1) PAY $31.00 IN CASH, WITHOUT INTEREST (THE “CASH CONSIDERATION’’), TO PURCHASE EACH OUTSTANDING DEPOSITARY UNIT (A “DEPOSITARY UNIT”) OF EASTERN AMERICAN NATURAL GAS TRUST, A DELAWARE STATUTORY TRUST (“NGT”), THAT IS HELD THROUGH THE DEPOSITARY ARRANGEMENT WITH JPMORGAN CHASE BANK, AS DEPOSITARY, THAT IS TENDERED TO THE PARTNERSHIP AND NOT WITHDRAWN, FOR UP TO 2,950,001 OF THE OUTSTANDING DEPOSITARY UNITS, AND FOR WHICH THE CASH CONSIDERATION OPTION IS PROPERLY ELECTED ON THE ACCOMPANYING LETTER OF TRANSMITTAL; AND (2) EXCHANGE ONE WHOLE NEWLY ISSUED COMMON UNIT OF THE PARTNERSHIP REPRESENTING A LIMITED PARTNERSHIP INTEREST OF THE PARTNERSHIP (A “COMMON UNIT”) AND PAY A PRO RATA SHARE (ROUNDED TO THE NEAREST $0.01) OF A SPECIAL CASH DISTRIBUTION OF $5.9 MILLION, AS SUCH AMOUNT IS REDUCED IN CERTAIN CIRCUMSTANCES (COLLECTIVELY, THE “EXCHANGE CONSIDERATION’’), FOR EACH OUTSTANDING DEPOSITARY UNIT THAT IS TENDERED TO THE PARTNERSHIP AND FOR WHICH THE EXCHANGE CONSIDERATION OPTION IS ELECTED OR THAT ARE TREATED AS HAVING SO ELECTED, ON THE ACCOMPANYING LETTER OF TRANSMITTAL, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(4) HERETO.
THE PARTNERSHIP FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 (FILE NO. 333-126068) RELATING TO THE COMMON UNITS TO BE ISSUED TO HOLDERS OF DEPOSITARY UNITS IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS THAT ARE PARTS OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”) AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(4) AND (A)(1)(A), RESPECTIVELY, HERETO.
Items 1 Through 11
     All information set forth in the exhibits previously filed with the Schedule TO along with the Registration Statement and Letter of Transmittal including all schedules thereto that were previously filed as exhibits to this Schedule TO, is incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to this extent specifically provided herein.
     The offer expired pursuant to its terms at 5:00 p.m. New York City time, on September 15, 2006. At the expiration of the Offer, certain conditions to the Offer had not been satisfied, and the Partnership did not waive these conditions. The Partnership did not therefore purchase any Depositary Units in the Offer.
     On September 18, 2006, the Issuer issued a press release relating to the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(1)(Y) hereto.

Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Form of FIRPTA Certificate

(a)(1)(G)	Form of Notice of Direct Registration

(a)(1)(H)	Form of letter to NGT Unitholders (incorporated by reference to Exhibit 99.14 to Amendment No. 4 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14,2005)

(a)(1)(I)	Form of press release dated November 29, 2005 relating to exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 29, 2005)

(a)(1)(J)	Form of press release dated December 14, 2005 relating to exchange offer

(a)(1)(K)	Form of letter to NGT Unitholders dated December 27, 2005

(a)(1)(L)	Form of presentation to brokers dated December 27, 2005 relating to the exchange offer

(a)(1)(M)	Form of press release dated January 4, 2006 relating to the exchange offer

(a)(1)(N)	Transcript of conference call recording made available January 10, 2006

(a)(1)(O)	Form of press release dated January 13, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed January 13, 2006)

(a)(1)(P)	Form of press release dated January 31, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed January 31, 2006)

(a)(1)(Q)	Form of press release dated February 13, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed February 13, 2006)

(a)(1)(R)	Form of press release dated March 1, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed March 1, 2006)

(a)(1)(S)	Form of press release dated April 3, 2006 related to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed April 3, 2006)

(a)(1)(T)	Form of press release dated May 15, 2006

(a)(1)(U)	Form of press release dated June 1, 2006 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed June 1, 2006)

(a)(1)(V)	Form of press release dated July 31, 2006 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed July 31, 2006)

(a)(1)(W)	Form of Letter to Unitholders (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed August 18, 2006)

(a)(1)(X)	Form of press release dated August 18, 2006 (incorporated by reference to Exhibit 99.2 to the Partnership’s Current Report on Form 8-K, filed August 18, 2006)

(a)(1)(Y)	Form of Press Release dated September 18, 2006 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed September 18, 2006)

(a)(4)	Prospectus (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on August 1, 2006) relating to the Partnership Common Units to be issued in the Offer

(a)(4)(A)	Prospectus Supplement (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on February 13, 2006) relating to the Partnership Common Units to be issued in the Offer

(d)(A)	Agreement of Limited Partnership of the Partnership, which is included as Annex A to Amendment No. 4 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14, 2005 and incorporated herein by reference

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT (incorporated by reference to Exhibit 10.5 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(d)(C)	Form of Agreement and Plan of Merger by and between Merger Sub, a subsidiary of the Partnership, and NGT (incorporated by reference to Exhibit 10.7 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed October 17, 2005)

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 5.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Ensource Energy Income Fund LP
     By:    Ensource Energy LLC, it sole general partner

By:	/s/ Scott W. Smith
Scott W. Smith
President

Date: January 23, 2007

Lehman Brothers Inc.
By:	/s/ Guy Hoffman
Guy Hoffman
Senior Vice President

Date: January 22, 2007

The Ospraie Fund L.P.
By:	Ospraie Group, LLC, its General Partner

By:	/s/ Eric Vincent
Eric Vincent
Authorized Signatory

Date: January 25, 2007

Ospraie Special Opportunities Master Alternative Holdings LLC
By:	Ospraie Associates, LLC, its Manager
By:	Ospraie Group, LLC, its Managing Member

By:	/s/ John Duryea
John Duryea
Authorized Signatory

Date: January 25, 2007

Index to Exhibits

(a)(1)(Y)	Form of Letter of to Unitholders (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed September 18, 2006)